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                              December 16, 2021

       Raouf Ghali
       Chief Executive Officer
       Hill International, Inc.
       One Commerce Square
       2005 Market Street, 17th Floor
       Philadelphia, PA 19103

                                                        Re: Hill International,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 16,
2021
                                                            Item 2.02 Form 8-K
filed November 8, 2021
                                                            File No. 001-33961

       Dear Mr. Ghali:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Consolidated Financial Statements
       Note 3 - Summary of Significant Accounting Policies
       (m) Investments, page 44

   1. It appears your share of profit of equity method affiliates is material. Please revise the footnotes to both your
annual and interim financial statements to include summarized financial data for each
equity method investee for each period presented that quantifies at a minimum: sales, gross
profit, net income (loss) from continuing operations, net
                                                        income and net income
attributable to the investee. Refer to Rule 8-03(b)(3) of
                                                        Regulation S-X.
 Raouf Ghali
Hill International, Inc.
December 16, 2021
Page 2
Item 2.02 Form 8-K Filed November 8, 2021

Exhibit 99.1, page 1

2. Here and in your Forms 10-K and 10-Q you present and discuss profit measures, like gross profit and Adjusted EBITDA, and other amounts, like SG&A expenses, as a percentage of consulting fee revenue. Consulting fee revenue represents only a portion of your total revenue. If profit measures or other amounts are presented as a percentage of revenue, they should be shown as a percentage of total revenue. In addition, here you discuss only consulting fee revenue in isolation and not total revenue or reimbursable expenses. Please revise your disclosures accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameRaouf Ghali                                Sincerely,
Comapany NameHill International, Inc.
                                                             Division of
Corporation Finance
December 16, 2021 Page 2                                     Office of Trade &
Services
FirstName LastName